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As filed with the Securities and Exchange Commission on November 6, 2006.

Registration No. 333-137209

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post Effective Amendment No. 2
to
Form F-8
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

YAMANA GOLD INC.
(Exact name of Registrant as specified in its charter)

Canada	1040	Not Applicable
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number, if any)

150 York Street, Suite 1102, Toronto, Ontario, M5H 3S5, Canada, (416) 815-0220
(Address and telephone number of Registrant's principal executive offices)

CT Corporation, 1015 15th Street, NW, Suite 1000, Washington D.C. 20005, (202) 572-3161
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Jacqueline Jones Yamana Gold Inc. 150 York Street, Suite 1102 Toronto, Ontario M5H 3S5 Canada (416) 815-0220	Gil Cornblum Dorsey & Whitney LLP Canada Trust Tower, BCE Place 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1 Canada (416) 367-7370	Mark Bennett Cassels Brock & Blackwell LLP 2100 Scotia Plaza 40 King Street West Toronto, Ontario M5H 3C2 Canada (416) 869-5300

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.    ☐

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1. Home Jurisdiction Document.

        Offer and Circular dated as of September 6, 2006, including the Letter of Transmittal and Notice of Guaranteed Delivery.(i)

        Notice of Compulsory Acquisition, dated October 31, 2006, including Letter of Transmittal.

Item 2. Informational Legends.

        See page (iv) of the Offer and Circular dated as of September 6, 2006.(i)

Item 3. Incorporation of Certain Information by Reference.

        As required by this Item, the Offer and Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the General Counsel of the Registrant at Yamana Gold Inc., 150 York Street, Suite 1102, Toronto, Ontario, M5H 3S5, Canada (416) 815-0220 or by telephone at (416) 815-0220 or electronically.

Item 4. List of Documents Filed with the Commission.

        See "Registration Statement and Tender Offer Schedule Filed with the SEC" in the Offer and Circular dated as of September 6, 2006.(i)

(i)
Previously filed with Yamana Gold Inc.'s Form F-8 filed on September 8, 2006.

I-1

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, trust company manager, accountant, lawyer or other professional advisor. No securities regulatory authority in Canada has approved or disapproved, expressed an opinion about, or passed on the fairness or merits of, the offer contained in this document, the securities offered pursuant to such Offer or the adequacy of the information contained in this document and it is an offence to claim otherwise.

NOTICE OF COMPULSORY ACQUISITION

October 31, 2006

        Yamana Gold Inc. (the "Offeror") made an offer to all holders (the "Shareholders") of common shares ("Viceroy Shares") of Viceroy Exploration Ltd. ("Viceroy"), pursuant to an offer and circular dated September 6, 2006 (the "Original Offer"), as varied, amended and supplemented by the notice of extension dated October 14, 2006, (as varied, amended and supplemented, the "Offer") to purchase all of the issued and outstanding Viceroy Shares, including any Viceroy Shares that may become issued and outstanding after the date of the Original Offer upon the conversion, exchange or exercise of any securities of Viceroy that are convertible into or exchangeable or exercisable for Viceroy Shares. The Offer was made on the basis of 0.97 of a common share of Yamana ("Yamana Shares") for each Viceroy Share. The Offer expired at 5:00 p.m. (Toronto time) on October 27, 2006.

        The Offer was successful, as Shareholders holding approximately 95% of the issued and outstanding Viceroy Shares accepted the Offer. The Offeror has taken up and paid for all Viceroy Shares validly deposited under the Offer.

        The Offeror hereby gives you notice that it is exercising its right under section 300 of the Business Corporations Act (British Columbia) (the "BCA") to acquire (the "Compulsory Acquisition") all of the Viceroy Shares that the Offeror did not acquire under the Offer.

Compulsory Acquisition

        Pursuant to section 300 of the BCA, upon providing this Notice, Yamana will be entitled and bound to acquire every Viceroy Share that it did not acquire under the Offer, for the price and on the terms set forth in the Offer, subject to an order of the courts that directs otherwise.

Letter of Transmittal

        Enclosed with this Notice is a letter of transmittal (the "Letter of Transmittal") that is to be completed and returned to Kingsdale Shareholders Services Inc. ("Kingsdale") at the address set forth below in the enclosed envelope, so as to be received by Kingsdale by 5:00 p.m. (Toronto time) on January 2, 2007.

        You will be deemed to have ceased to be a Shareholder as of 5:00 p.m. on January 2, 2007, subject to an order of the courts that directs otherwise. To facilitate delivery of Yamana Shares to you in payment of the Viceroy Shares to be acquired under this Compulsory Acquisition, the Offeror hereby requests that you send all certificates representing your Viceroy Shares to Kingsdale, as agent for the Offeror, at the following address as soon as possible and by no later than January 2, 2007:

Kingsdale Shareholders Services Inc.
The Exchange Tower
130 King Street West, Suite 2950
P.O. Box 361, Toronto, ON M5X 1E2
E-mail: contactus@kingsdaleshareholder.com
North America Toll Free Phone Number
1-866-301-3460
North America Toll Free Fax Number
1-866-545-5580

        The method that you use to deliver certificates representing your Viceroy Shares to Kingsdale is at your option and risk. If certificates for Viceroy Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of January 2, 2007 to permit delivery to Kingsdale at or prior to 5:00 p.m. (Toronto time) on such date. Delivery will only be effective upon actual receipt by Kingsdale.

        If a certificate representing Viceroy Shares has been lost, destroyed, mutilated or mislaid, please contact Kingsdale, and they will provide information regarding replacement. When contacting Kingsdale, please ensure that you provide your telephone number so that Kingsdale may contact you.

        If you complete and deliver to Kingsdale the Letter of Transmittal with the certificates representing your Viceroy Shares on or before 5:00 p.m. (Toronto time) on January 2, 2007, certificates representing the Yamana Shares to which you are entitled will be sent to you by mail promptly after January 8, 2007.

        The foregoing is a summary only of the Compulsory Acquisition and is qualified in its entirety by the provisions of section 300 of the BCA. Section 300 of the BCA is complex and may require strict adherence to notice and timing provisions, failing which your rights may be lost or altered. If you wish to be better informed about the provisions of section 300 of the BCA, you should consult your legal advisors.

        Questions and requests for assistance may be directed to Kingsdale at the above address and telephone numbers.

        We welcome you as a shareholder of Yamana.

Yours very truly,
(Signed) Peter Marrone Peter Marrone President and Chief Executive Officer Yamana Gold Inc.

The Instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. This Letter of Transmittal is for use in connection with the Compulsory Acquisition (as defined below).

LETTER OF TRANSMITTAL

for Deposit of Common Shares of

VICEROY EXPLORATION LTD.

Pursuant to the Compulsory Acquisition dated October 31, 2006 made by

YAMANA GOLD INC.

USE THIS LETTER OF TRANSMITTAL TO DEPOSIT A SHARE CERTIFICATE

        Yamana Gold Inc. ("Yamana" or the "Offeror") made an offer to all holders (the "Shareholders") of common shares ("Viceroy Shares") of Viceroy Exploration Ltd. ("Viceroy"), pursuant to an offer and circular dated September 6, 2006 (the "Original Offer"), as varied, amended and supplemented by the notice of extension dated October 14, 2006, (as varied, amended and supplemented, the "Offer") to purchase all of the outstanding Viceroy Shares, including any Viceroy Shares that may become issued and outstanding after the date of the Original Offer upon the conversion, exchange or exercise of any securities of Viceroy that are convertible into or exchangeable or exercisable for Viceroy Shares. The Offer was made on the basis of 0.97 of a common share of Yamana ("Yamana Shares") for each Viceroy Share. The Offer expired at 5:00 p.m. (Toronto time) on October 27, 2006.

        Capitalized terms used but not defined in this Letter of Transmittal that are defined in the Offer and accompanying circular (together, the "Offer and Circular") dated September 6, 2006, as amended and extended pursuant to a Notice of Extension dated October 14, 2006, have the meanings given to them in the Offer and Circular, which is available under Viceroy's profile at www.sedar.com.

        Pursuant to a Notice of Compulsory Acquisition ("Notice of Compulsory Acquisition") dated October 31, 2006, Yamana exercised its right under section 300 of the Business Corporations Act (British Columbia) to acquire (the "Compulsory Acquisition") all of the Viceroy Shares that Yamana did not acquire under the Offer. Under the Compulsory Acquisition, Yamana is entitled and bound to acquire every Viceroy Share that it did not acquire under the Offer for the price and on the terms set forth in the Offer and Circular, subject to an order of the courts that directs otherwise.

        Kingsdale Shareholder Services Inc. ("Kingsdale") or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this document for address and telephone number). A Shareholder whose Viceroy Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Viceroy Shares pursuant to the Compulsory Acquisition.

        The Letter of Transmittal is to be used to facilitate delivery of Yamana Shares to you in payment of the Viceroy Shares to be acquired under the Compulsory Acquisition.

        DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO KINGSDALE. YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A U.S. SHAREHOLDER, YOU MUST ALSO COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED HEREIN. SEE INSTRUCTION 12 OF THIS LETTER OF TRANSMITTAL, "U.S. SHAREHOLDERS AND SUBSTITUTE FORM W-9".

        THE SECURITIES OFFERED PURSUANT TO THE COMPULSORY ACQUISITION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE NOTICE OF COMPULSORY ACQUISITION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

        Fractional Yamana Shares will not be issued in connection with the Compulsory Acquisition. Where the aggregate number of Yamana Shares to be issued to such Shareholder would result in a fraction of a Yamana Share being issuable, the number of Yamana Shares to be received by such Shareholder will be rounded up (if the fractional interest is more than 0.5) or down (if the fractional interest is 0.5 or less) to the nearest whole number.

        This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Compulsory Acquisition is not being made or directed to, nor will deposits of Viceroy Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Compulsory Acquisition would not be in compliance with the laws of such jurisdiction.

        Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:	YAMANA GOLD INC.
AND TO:	KINGSDALE SHAREHOLDER SERVICES INC. ("Kingsdale" or the "Depositary"), at its offices set out herein

        The undersigned delivers to you the enclosed certificate(s) representing Viceroy Shares. The undersigned irrevocably submits these certificates to the Compulsory Acquisition. Unless otherwise indicated herein, the undersigned represents and warrants that it is not, and is not acting on behalf of, a resident of the United States or a person in the United States. The following are the details of the enclosed certificate(s):

BOX 1

Viceroy Share Certificate Number(s) (if available)	Name(s) in which Registered (please print and fill in exactly as name(s) appear(s) on certificates.)	Number of Viceroy Shares Represented by Certificate	Number of Viceroy Shares Deposited*

TOTAL

* The total number of Viceroy Shares evidenced by all certificates delivered will be deemed to have been deposited.
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

        The person signing this Letter of Transmittal (the "signatory") acknowledges receipt of the Notice of Compulsory Acquisition and acknowledges that Yamana is entitled and bound to acquire the Viceroy Shares to be delivered (the "Deposited Shares") in accordance with the terms and subject to the conditions of the Compulsory Acquisition. The signatory represents and warrants that: (i) the signatory has full power and authority to deposit, sell, assign and transfer all right, title and interest in and to the Deposited Shares and in and to all rights and benefits arising from such Deposited Shares, including, without limitation, any and all dividends, distributions, payments, securities, rights, warrants, assets, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares, including any dividends, distributions or payments on such dividends, distributions, payments, securities, rights, warrants, assets, property or other interests (collectively, "Distributions") being deposited to the Compulsory Acquisition; (ii) the signatory or the person on whose behalf the Deposited Shares are being deposited owns the Deposited Shares that are being deposited; (iii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person; (iv) the deposit of the Deposited Shares and Distributions complies with applicable Laws; and (v) when the Deposited Shares are delivered to Kingsdale, Yamana will acquire good title thereof, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

        IN CONSIDERATION OF THE COMPULSORY ACQUISITION AND FOR VALUE RECEIVED, the signatory irrevocably accepts the Compulsory Acquisition for and in respect of the Deposited Shares and delivers to Yamana the enclosed Viceroy Share certificate(s) representing the Deposited Shares and deposits, sells, assigns and transfers to Yamana all right, title and interest in and to the Deposited Shares, and in and to all rights and benefits arising from the Deposited Shares including any and all Distributions.

        Viceroy Shares acquired pursuant to the Compulsory Acquisition shall be transferred by the Shareholder and acquired by Yamana free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom and the right to any Distributions that may be declared, accrued, paid, issued, distributed, made or transferred in respect of the Deposited Shares, whether or not separated from the Deposited Shares.

        Settlement with each Shareholder who has deposited Viceroy Shares will be made by Kingsdale forwarding a certificate for the Yamana Shares to which such Shareholder is entitled pursuant to the Compulsory Acquisition. Subject to the foregoing and unless otherwise directed in this Letter of Transmittal, the certificates will be issued in the name of the registered Shareholder of the Viceroy Shares so deposited. Unless the Person depositing the Viceroy Shares instructs Kingsdale to hold the certificate representing the Yamana Shares for pick-up by checking the appropriate box in this Letter of Transmittal, the certificate will be forwarded by first class insured mail to such Person at the address specified in this Letter of Transmittal. If no such address is specified, the certificate will be sent to the address of the Shareholder as shown on the securities register maintained by or on behalf of Viceroy. Certificates and cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

        By reason of the use by the signatory of an English language form of Letter of Transmittal, the signatory shall be deemed to have required that any contract evidenced by the Compulsory Acquisition as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le signataire, le soussigné et les destinataires sont presumes avoir requis que tout contrat attesté par l'offre acceptée par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

BOX A
REGISTRATION INSTRUCTIONS
SEND YAMANA SHARES IN THE NAME OF: (please print or type)

(Name)
(Street Address & Number)
(City & Province or State)
(Country & Postal or Zip Code)
(Telephone — Business Hours)
(Tax Identification, Social Insurance or Social Security Number)

BOX B
DELIVERY INSTRUCTIONS
SEND YAMANA SHARES (Unless Box C is checked) TO: (please print or type)
☐ Same as address in Box A
(Name)
(Street Address & Number)
(City & Province or State)
(Country & Postal or Zip Code)
(Telephone — Business Hours)
(Tax Identification, Social Insurance or Social Security Number)

BOX C
SPECIAL PICK-UP INSTRUCTIONS
☐ HOLD YAMANA SHARES FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED. (Check box)

BOX D ALL SHAREHOLDERS — U.S. RESIDENCY (See Instruction 12)

A U.S. Shareholder is any Shareholder that is either (A) providing an address in Box "B" which is located within the United States or any territory or possession thereof or (B) a U.S. person for United States federal income tax purposes.
INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:
☐ The owner signing this Letter of Transmittal represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.
☐ The owner signing this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by (if required under Instruction 4):

Dated

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (See Instructions 3, 4 & 5)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number & facsimile of Shareholder or daytime telephone number & facsimile of Authorized Representative

Tax Identification, Social Insurance or Social Security Number of Shareholder
Additional Signatures for joint shareholders (if required):

Dated

Signature of Shareholder or Authorized Representative (See Instructions 3, 4 & 5)

Name of Shareholder or Authorized Representative (please print or type)

Daytime telephone number & facsimile of Shareholder or daytime telephone number & facsimile of Authorized Representative

Tax Identification, Social Insurance or Social Security Number of Shareholder

SUBSTITUTE FORM W-9 TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE FORM W-9	Part 1 — Please provide your name in the box at right.	Name
Department of the Treasury Internal Revenue Service
	Taxpayer Identification Number ("TIN") — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see "Obtaining a Number" in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.	Social Security Number(s) (If awaiting TIN, write "Applied For")
Request for Taxpayer Identification Number and Certification		OR
Employer Identification Number(s) (If awaiting TIN, write "Applied For")

Part 2 — If you are exempt from backup withholding, see the Guidelines included in this form and complete as instructed therein.

Part 3 — Certification — Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct TIN (or I am waiting for TIN to be issued to me); and
(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3) I am a U.S. person (including a U.S. resident alien).

Certificate Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.
The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.
Signature Date , 200 .

NOTE: Failure to furnish your correct TIN may result in penalties imposed by the IRS and in backup withholding of 28% of the gross amount of consideration paid to you pursuant to the Offer.

You must complete the following certificate if you wrote "Applied For" in Part 1 of Substitute Form W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a TIN has not been issued to me, and either (a) I have mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld.
Signature	Date , 200

INSTRUCTIONS

1.     Use of Letter of Transmittal

  (a)
  This Letter of Transmittal or a facsimile thereof, properly completed and duly executed, covering the Viceroy Shares deposited pursuant to the Compulsory Acquisition, together with accompanying certificates representing the Deposited Shares and all other documents required by the terms of the Notice of Compulsory Acquisition and this Letter of Transmittal must be received by the Depositary at any of the offices specified on the back cover page in order for a Shareholder to be delivered Yamana Shares under the Compulsory Acquisition. If such documents are received by the Depository at or prior to 5:00 p.m. (Toronto time), on January 2, 2007, certificates representing the Yamana Shares to which the Shareholder is entitled will be sent to the Shareholder by mail promptly after January 8, 2007.

  (b)
  The method used to deliver this Letter of Transmittal and any accompanying certificates representing Viceroy Shares is at the option and risk of the depositing Shareholder. If certificates for Viceroy Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to such time. Delivery will only be effective upon actual receipt of certificates for such Viceroy Shares by the Depositary.

2.     Signatures

        No signature guarantee is required on this Letter of Transmittal if:

  (a)
  this Letter of Transmittal is signed by the registered owner of the Viceroy Shares exactly as the name of the registered holder appears on the Viceroy Share certificate deposited herewith, and the certificates for Yamana Shares issuable pursuant to the Compulsory Acquisition are to be delivered directly to such registered holder, or

  (b)
  Viceroy Shares are deposited for the account of an Eligible Institution.

        In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Viceroy Shares is registered in the name of a person other than the signatory of this Letter of Transmittal or if the certificates for Yamana Shares issuable are to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

3.     Guarantee of Signatures

        If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if payment is to be issued in the name of a person other than the registered owner(s) of the Deposited Shares or payment is to be sent to an address other than the address of the registered owner(s) as shown on the registers of Viceroy, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

4.     Fiduciaries, Representatives and Authorizations

        Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of Yamana or the Depositary, in their sole discretion, may require additional evidence of authority or additional documentation.

5.     Delivery Instructions

        If any certificate(s) are to be sent to someone at an address other than the address of the Shareholder as it appears in Box A on this Letter of Transmittal, entitled "Registration and Payment Instructions", then Box B on this Letter of Transmittal, entitled "Delivery Instructions", should be completed. If Box B is not completed, any certificate(s) in respect of Yamana Shares issued in exchange for Viceroy Shares will be mailed to the depositing Shareholder at the address of the Shareholder as it appears in Box A or, if no address of the Shareholder is provided in Box A, then it will be mailed to the address of the Shareholder as it appears on the securities register of Viceroy. Any certificate(s) mailed in accordance with the Compulsory Acquisition and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.     Miscellaneous

  (a)
  If the space on this Letter of Transmittal is insufficient to list all certificates for Viceroy Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

  (b)
  If Deposited Shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

  (c)
  No alternative, conditional or contingent deposits will be acceptable. All depositing holders of Viceroy Shares by execution of this Letter of Transmittal or a facsimile hereof waive any right to receive any notice of the acceptance of Deposited Shares for payment, except as required by applicable law.

  (d)
  The Compulsory Acquisition and any agreement arising in connection with the Compulsory Acquisition will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement arising in connection with the Compulsory Acquisition unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

  (e)
  Yamana will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Viceroy Shares pursuant to the Compulsory Acquisition (other than to Kingsdale).

  (f)
  All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any deposit of Viceroy Shares will be determined by Yamana, in its sole discretion, which determination will be final and binding on all parties. Yamana reserves the absolute right to reject any and all deposits of Viceroy Shares determined by it not to be in proper form or, in the opinion of Yamana's counsel, be unlawful. No deposit of Viceroy Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of Yamana or Kingsdale or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. Yamana's interpretation of the terms and conditions of the Compulsory Acquisition (including this Letter of Transmittal) will be final and binding on all parties. Yamana reserves the right to permit the Compulsory Acquisition to be accepted in a manner other than as set forth herein.

  (g)
  Additional copies of the Notice of Compulsory Acquisition and this Letter of Transmittal may be obtained from Kingsdale at the addresses listed below.

7.     Lost Certificates

        If a certificate has been lost, destroyed, mutilated or mislaid, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to Kingsdale. Kingsdale will forward such letter to Viceroy's registrar and transfer agent so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that Kingsdale, Yamana or Viceroy's transfer agent may contact you.

8.     Assistance

        KINGSDALE (SEE BACK COVER PAGE FOR ITS ADDRESS AND TELEPHONE NUMBER) OR YOUR INVESTMENT DEALER, STOCKBROKER, TRUST COMPANY MANAGER, BANK MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

        THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH CERTIFICATES FOR DEPOSITED VICEROY SHARES AND ALL OTHER REQUIRED DOCUMENTS) MUST BE RECEIVED BY KINGSDALE IN ODER FOR A SHAREHOLDER TO BE DELIVERED YAMANA SHARES UNDER THE COMPULSORY ACQUISITION. IF SUCH DOCUMENTS ARE RECEIVED BY KINGSDALE AT OR PRIOR TO 5:00 P.M. (TORONTO TIME) ON JANUARY 2, 2006, CERTIFICATES REPRESENTING THE YAMANA SHARES TO WHICH THE SHAREHOLDER IS ENTITLED WILL BE SENT TO THE SHAREHOLDER BY MAIL PROMPTLY AFTER JANUARY 8, 2007.

9.     U.S. Shareholders and Substitute Form W-9

        U.S. federal income tax law generally requires that a U.S. Shareholder who receives Yamana Shares for Viceroy Shares provide Kingsdale with his correct Taxpayer Identification Number ("TIN") or Employer Identification Number ("EIN"), which, in the case of a holder of Viceroy Shares who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or EIN or an adequate basis for an exemption, as the case may be, such holder may be subject to penalties imposed by the United States Internal Revenue Service ("IRS") and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by the holder from the IRS.

        To prevent backup withholding, each U.S. Shareholder must provide its correct TIN or EIN by completing the Substitute Form W-9 set out in this document, which requires such holder to certify under penalty of perjury: (1) that the TIN or EIN provided is correct (or that such holder is awaiting a TIN or EIN); (2) that (i) the holder is exempt from backup withholding, (ii) the holder has not been notified by the IRS that he is subject to backup withholding as a result of a failure to report all interest or dividends, or (iii) the IRS has notified the holder that he is no longer subject to backup withholding; and (3) that the holder is a U.S. person (including a U.S. resident alien).

        Exempt holders (including, among others, all corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN or EIN in Part 1 or Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date the form.

        If Viceroy Shares are held in more than one name or are not in the name of the actual owner, consult the W-9 Guidelines below for information on which TIN to report.

        If a U.S. Shareholder does not have a TIN or EIN, such holder should: (i) consult the W-9 Guidelines for instructions on applying for a TIN or EIN; (ii) write "Applied For" in the space for the TIN in Part 1 of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set out in this document. In such case, Kingsdale may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN or EIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the IRS.

        If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury. An appropriate IRS Form W-8 (W-8BEN, W-8EXP or other form) may be obtained from the Depositary.

        A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

FOR U.S. SHAREHOLDERS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER
ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You).

        To Give Kingsdale — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the Depositary. All "Section" references are to the United States Internal Revenue Code of 1986, as amended. "IRS" is the United States Internal Revenue Service.

For This Type of Account:	Give The Taxpayer Identification Number of:

1. Individual	The individual

2. Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)

3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)

4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)

b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)

5. Sole proprietorship or single-owner LLC	The owner(3)

6. A valid trust, estate, or pension trust	The legal entity(4)

7. Corporation or LLC electing corporate status on Form 8832	The corporation

8. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization

9. Partnership	The partnership

10. A broker or registered nominee	The broker or nominee

11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)
List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.

(2)
Circle the minor's name and furnish the minor's social security number.

(3)
You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your social security number or your employer identification number (if you have one).

(4)
List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

        NOTE:    If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

OBTAINING A NUMBER

        If you do not have a taxpayer identification number or you do not know your number, obtain Form SS-5, Application for a Social Security Card, or Form SS-4, Application for Employer Identification Number, at the local Social Security Administration or Internal Revenue Service office and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

        Payees specifically exempted from backup withholding include:

  (i)
  An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(0(2);

  (ii)
  The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing;

  (iii)
  An international organization or any agency or instrumentality thereof; and

  (iv)
  A foreign government and any political subdivision, agency or instrumentality thereof.

        Payees that may be exempt from backup withholding include:

  (i)
  A corporation;

  (ii)
  A financial institution;

  (iii)
  A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the Untied States;

  (iv)
  A real estate investment trust;

  (v)
  A common trust fund operated by a bank under Section 584(a);

  (vi)
  An entity registered at all times during the tax year under the Investment Company Act of 1940;

  (vii)
  A middleman known in the investment community as a nominee or custodian;

  (viii)
  A futures commission merchant registered with the Commodity Futures Trading Commission;

  (ix)
  A foreign central bank of issue; and

  (x)
  A trust exempt from tax under Section 664 or described in Section 4947.

        Payments of dividends and patronage dividends generally exempt from backup withholding include:

  (xi)
  Payments to non-resident aliens subject to withholding under Section 1441;

  (xii)
  Payments to partnerships not engaged in a trade or business in the United States and that have at least one non-resident alien partner;

  (xiii)
  Payments of patronage dividends not paid in money;

  (xiv)
  Payments made by certain foreign organizations; and

  (xv)
  Section 404(k) payments made by an ESOP.

        Payments of interest generally exempt from backup withholding include:

  (xvi)
  Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and you have not provided your correct taxpayer identification number to the payer;

  (xvii)
  Payments of tax-exempt interest (including exempt-interest dividends under Section 852);

  (xviii)
  Payments described in Section 6049(b)(5) to non-resident aliens;

  (xix)
  Payments on tax-free covenant bonds under Section 1451;

  (xx)
  Payments made by certain foreign organizations; and (vi) Mortgage interest paid to you.

        Certain payments, other than payments of interest, dividends, and patronage dividends, that are exempt from information reporting are also exempt from backup withholding. For details, see the regulations under section 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N.

        Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

        PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to various government agencies for tax enforcement or litigation purposes. You must provide the number whether or not you are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1)
Failure to Furnish Taxpayer Identification Number — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)
Civil Penalty for False Information With Respect to Withholding — If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3)
Criminal Penalty for Falsifying Information — Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

        FOR ADDITIONAL INFORMATION, CONSULT YOUR TAX CONSULTANT OR THE IRS.

The Depositary for the Compulsory Acquisition is:

By Mail The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	By Registered, by Hand or by Courier The Exchange Tower 130 King Street West, Suite 2950, Toronto, Ontario M5X 1C7

North American Toll Free Phone:
1-866-301-3460

E-mail: contactus@kingsdaleshareholder.com

The Information Agent for the Compulsory Acquisition is:
 Kingsdale Shareholder Services Inc.
The Exchange Tower
130 King Street West, Suite 2950,
P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1-866-301-3460

Any questions and requests for assistance may be directed by Shareholders to Kingsdale at its telephone number and location set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Compulsory Acquisition.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

INDEMNIFICATION

        Under the CANADA BUSINESS CORPORATIONS ACT (the "CBCA"), Yamana Gold Inc. (the "Registrant") may indemnify a present or former director or officer of the Registrant or another individual who acts or acted at the Registrant's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or other entity. The Registrant may not indemnify an individual unless the individual acted honestly and in good faith with a view to the best interests of the Registrant, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Registrant's request and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the conduct was lawful. The indemnification may be made in connection with a derivative action only with court approval. The aforementioned individuals are entitled to indemnification from the Registrant as a matter of right if they were not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done. The Registrant may advance moneys to the individual for the costs, charges and expenses of a proceeding; however, the individual shall repay the moneys if the individual does not fulfill the conditions set out above.

        The by-laws of the Registrant provide that, subject to the limitations contained in the CBCA, the Registrant shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Registrant's request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he was made a party by reason of being or having been a director or officer of the corporation or such body corporate, if he acted honestly and in good faith with a view to the best interests of the corporation, and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

        The by-laws of the Registrant provide that the Registrant may, subject to the limitations contained in the CBCA, purchase, maintain, or participate in insurance for the benefit of any director, officer, or certain other persons, as such against any liability incurred by him in his capacity as a director or officer of the Registrant or as a director or officer of any body corporate where he acts or acted in that capacity at the Registrant's request. The Registrant has purchased third party director and officer liability insurance.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

EXHIBITS

        The exhibits to this Registration Statement are listed in the Exhibit Index which appears elsewhere herein.

II-1

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings.

  (a)
  Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

  (b)
  Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the registrant's securities or of the subject issuer's securities during the exchange offer. Such information shall be set forth in amendments to this form.

Item 2. Consent to Service of Process

        The Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

III-1

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Post Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada on November 6, 2006.

Yamana Gold Inc.
By:	/s/ PETER MARRONE Peter Marrone President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on November 6, 2006.

Signature	Title

/s/ PETER MARRONE Peter Marrone	Chief Executive Officer and Director (Principal Executive Officer)
/s/ CHARLES MAIN Charles Main	Vice-President, Finance and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
* Victor H. Bradley	Director
* Patrick J. Mars	Director
* Juvenal Mesquita Filho	Director

III-2

* C. Nigel Lees	Director
* Dino Titaro	Director
* Antenor F. Silva, Jr.	Director
* Bruce Humphrey	Director

By:	/s/ PETER MARRONE Peter Marrone Attorney-in-fact

Authorized Representative in the United States
/s/ MARTIN POMERANCE Martin Pomerance	Authorized Representative in the United States

III-3

EXHIBIT INDEX

Exhibit No.	Description
2.1	Support Agreement dated August 16, 2006 between the Registrant and Viceroy Exploration Ltd. (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 28, 2006)
2.2
Form of Lock-up Agreement, dated August 16, 2006 between the Registrant and each of W. David Black; Richard M. Colterjohn, Eric W. Cunningham, Patrick G. Downey, John F. Fairchild, Michael H. Halvorson, Michele A. Jones, Robert V. Matthews, John Ivany, Ronald K. Netolitzky
2.3	Depositary Agreement, dated September 5, 2006, between the Registrant and Kingsdale Shareholder Services Inc.
2.4	Dealer Manager Agreement dated September 5, 2006 among the Registrant and National Bank Financial Inc.
3.1
Renewal annual information form for the year ended December 31, 2005 dated March 20, 2006 (incorporated by reference from the Registrant's Annual Report on Form 40-F filed with the Commission on March 31, 2006)
3.2
Audited consolidated balance sheets of the Registrant as at December 31, 2005 and December 31, 2004 and the consolidated statements of operations, deficit and cash flows of the Registrant for the year ended December 31, 2005, the ten-month period ended December 31, 2004 and the year ended February 29, 2004, including the auditors' report thereon (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on March 31, 2006)
3.3
Unaudited consolidated financial statements of the Registrant as at June 30, 2006 and for the six months ended June 30, 2006 and 2005 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 14, 2006)
3.4
Management's discussion and analysis of operations and financial condition for the six months ended June 30, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 14, 2006)
3.5
Management's discussion and analysis of operations and financial condition for the year ended December 31, 2005 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on March 31, 2006)
3.6
Business Acquisition Report, consisting of the management information circular of RNC Gold Inc. dated as of December 31, 2005, other than Exhibit "A" and Exhibit "B" thereto (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on September 1, 2006)
3.7
Unaudited consolidated financial statements of Desert Sun Mining Corp. as at March 31, 2006 and for the three months ended March 31, 2006 and 2005 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on September 8, 2006)
3.8
Business Acquisition Report, consisting of the management information circular of Desert Sun Mining Corp. dated as of March 1, 2006, other than Exhibit "A" and Exhibit "B" thereto (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)

3.9
Audited consolidated financial statements of Desert Sun Mining Corp as at December 31, 2005 and December 31, 2004 and the consolidated statements of shareholders' equity, operations and deficit and cash flows for the twelve-month period ended December 31, 2005, the 16-month period ended December 31, 2004 and the twelve-month period ended August 31, 2003, together with the auditors' report thereon and the notes thereto (incorporated by reference from Desert Sun Mining Corp.'s Annual Report on Form 40-F filed with the Commission on April 12, 2006)
3.10
Management information circular of the Registrant dated as of March 20, 2006 relating to the annual and special meeting of shareholders held on May 2, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
3.11	Material change report, dated February 28, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
3.12
The sections entitled "Narrative Description of the Business — Mineral Properties" and "General Development of the Business — Trends" in the renewal annual information form of Desert Sun Mining Corp. dated as of March 20, 2006 for the financial year ended December 31, 2005 (incorporated by reference from Desert Sun Mining Corp.'s Annual Report on Form 40-F filed with the Commission on April 12, 2006)
3.13	Material change report, dated April 10, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
3.14	Material change report, dated April 17, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
3.15	Material change report, dated April 20, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
3.16
Audited consolidated financial statements of Viceroy Exploration Ltd. and the related notes thereto as at December 31, 2005 and 2004 and for each of the years in the two-year period ended December 31, 2005 (incorporated by reference from Viceroy Exploration Ltd.'s Annual Report on Form 40-F filed with the Commission on March 28, 2006)
3.17
Unaudited comparative interim consolidated financial statements of Viceroy Exploration Ltd. and the related notes thereto as at June 30, 2006 and for the six month period ended June 30, 2006 (incorporated by reference from Viceroy Exploration Ltd.'s Current Report on Form 6-K filed with the Commission on August 14, 2006) other than the notice pursuant to Part 4.3(3) of National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators
4.1	Consent of Cassels Brock & Blackwell LLP*
4.2	Consent of Dorsey & Whitney LLP*
4.3	Consent of Deloitte & Touche LLP*
4.4	Consent of PricewaterhouseCoopers LLP*
4.5	Consent of McGovern, Hurley, Cunningham, LLP*
4.6	Consent of Moore Stephens*
4.7	Consent of Melvin Klohn*
4.8	Consent of Velasquez Spring*
4.9	Consent of John R. Sullivan*
4.10	Consent of G. Ross MacFarlane*
4.11	Consent of Michael W. Kociumbas*
4.12	Consent of Mario E. Rossi*

4.13	Consent of D. William Hooley*
4.14	Consent of B. Terry Hennessey*
4.15	Consent of Christopher R. Lattanzi*
4.16	Consent of Chlumsky, Armbrust and Meyer, LLC*
4.17	Consent of Kenneth Meyer*
4.18	Consent of George A. Armbrust*
4.19	Consent of Robert L. Sandefur*
4.20	Consent of Ivan Machado*
4.21	Consent of Michael G. Hester*
4.22	Consent of John M. Marek*
4.23	Consent of Michael W. Cassiday*
4.24	Consent of Watts, Griffis McOuat Limited*
4.25	Consent of John Wells*
4.26	Consent of Denis Francoeur*
4.27	Consent of Geosystems International Inc.*
4.28	Consent of Micon International Limited*
4.29	Consent of Independent Mining Consultants, Inc.*
4.30	Consent of TechnoMine Services LLC*
5.1	Power of Attorney of certain officers and directors of the Registrant*

*Previously filed with the Registrant's initial Form F-8 (file No. 333-137209) filed September 8, 2006.

QuickLinks

PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
NOTICE OF COMPULSORY ACQUISITION
LETTER OF TRANSMITTAL
SHAREHOLDER INFORMATION AND INSTRUCTIONS
SHAREHOLDER SIGNATURE
INSTRUCTIONS
FOR U.S. SHAREHOLDERS ONLY GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
PART III UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX